Exhibit 99.1

GigaCloud Technology Inc Announces Closing of $41 Million Initial Public Offering with Simultaneous Full Exercise of the Over-Allotment Option

Hong Kong, August 22, 2022 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced the closing of its initial public offering, and simultaneous closing of the full over-allotment option of 3,381,000 Class A ordinary shares at a public offering price of $12.25 per Class A ordinary share (the “Offering”). The gross proceeds of the Offering were approximately $41 million before deducting underwriting discounts and commissions and offering expenses. The Class A ordinary shares began trading on the Nasdaq Global Market on August 18, 2022, under the symbol “GCT.”

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

A registration statement on Form F-1 (No. 333-266058) relating to the securities sold in this Offering has been filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”) on August 17, 2022. The Offering was made only by means of final prospectus. Copies of the final prospectus may be obtained on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a true comprehensive solution that transports products from the manufacturer’s warehouse to end customers, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Email: tina.xiao@ascent-ir.com